
EFES



File: 082-04144


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH, D.C. 209 SECTION

June 9, 2005

05009054

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding purchase of Coca-Cola İçecek shares from Anadolu Foundation.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



PROCESSED
JUN 20 2005
FINANCIAL

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.



EFES BEVERAGE GROUP / ANADOLU EFES
JUNE 9TH, 2005



PURCHASE OF CCI SHARES FROM ANADOLU FOUNDATION

The resolution of our Board of Directors dated June 9th, 2005 regarding the purchase of all the shares held by the Anadolu Education and Social Assistance Foundation ("Anadolu Foundation") of Coca-Cola İçecek A.Ş. ("CCİ"), that manages the Coca-Cola operations in Turkey and in which we currently hold 43.93%, and its subsidiary Coca-Cola Satış ve Dağıtım A.Ş. ("CCSD"), based on the valuation study conducted as per the legislation on foundations is as follows:

"It was decided by unanimous vote of the members present;

to purchase 3,728,954,060 C group shares each with 1,000 TL nominal value and 33,354 E group shares each with 1,000 TL nominal value that is collectively 3,728,987,414 shares representing 1,6662% of the share capital of Coca-Cola İçecek A.Ş., in which our current shareholding is 43.93%, for a total of 17,738,793 YTL based on the valuation study conducted as per the legislation on foundations and to purchase 7.651 C group shares each with 1,000 TL nominal value (representing 0.0002% of the share capital) of Coca-Cola Satış ve Dağıtım A.Ş. for 613 YTL based on the valuation study conducted as per the legislation on foundations, from Anadolu Foundation, and

that the sum of 17,739,406 YTL for the acquired shares from Anadolu Foundation to be paid in cash so that our shareholding in Coca-Cola İçecek A.Ş. be increased to 45,6% and the company management to be authorized regarding the related work and transactions."

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)